SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A*

                    Under the Securities Exchange Act of 1934

                          Sentry Technology Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81731K101
                                  (CUSIP Number)

                                Peter L. Murdoch
                350 Wireless Boulevard, Hauppauge, New York 11788
                                 (631) 232-2100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities  only).

         Dialoc ID Holdings B.V. , formerly known as Dutch A&A Holding, B.V.; I.R.S. Identification No.: 000000000
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[x]
--------------------------------------------------------------------------------
      3.  SEC  Use  Only
--------------------------------------------------------------------------------
      4.  Source  of  Funds  (See  Instructions):  WC
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.  Citizenship  or  Place  of  Organization:  The  Netherlands
--------------------------------------------------------------------------------


NUMBER  OF        (7)  SOLE  VOTING  POWER
                             -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER
                           42,067,017
OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER
                             -0-
REPORTING
                  --------------------------------------------------------------
PERSON  WITH      (10) SHARED  DISPOSITIVE  POWER
                           42,067,017

                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person   42,067,017
    (See Item  5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent  of  Class  Represented  by Amount in Row (11)         51%
    (See Item 5 below)

14.  Type  of  Reporting  Person  (See  Instructions)              CO




--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Willem  Angel
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[x]
--------------------------------------------------------------------------------
      3.  SEC  Use  Only
--------------------------------------------------------------------------------
      4.  Source  of  Funds  (See  Instructions):  AF
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.  Citizenship  or  Place  of  Organization:  The  Netherlands
--------------------------------------------------------------------------------


NUMBER  OF        (7)  SOLE  VOTING  POWER
                             -30,000-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER
                           42,097,017
OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER
                             -30,000-
REPORTING
                  --------------------------------------------------------------

PERSON  WITH      (10) SHARED  DISPOSITIVE  POWER
                           42,097,017

                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    42,097,017
    (See Item  5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.Percent  of  Class  Represented  by Amount in Row (11)           51%
    (See Item 5 below)

14.  Type  of  Reporting  Person  (See  Instructions)               IN




--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Cor  S.A.  De  Nood
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)[x]
--------------------------------------------------------------------------------
      3.  SEC  Use  Only
--------------------------------------------------------------------------------
      4.  Source  of  Funds  (See  Instructions):  AF
--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      6.  Citizenship  or  Place  of  Organization:  The  Netherlands
--------------------------------------------------------------------------------


NUMBER  OF        (7)  SOLE  VOTING  POWER
                             -0-
SHARES            --------------------------------------------------------------

BENEFICIALLY      (8)  SHARED  VOTING  POWER
                           42,067,017
OWNED  BY
                  --------------------------------------------------------------
EACH              (9)  SOLE  DISPOSITIVE  POWER
                             -0-
REPORTING
                  --------------------------------------------------------------
PERSON  WITH      (10) SHARED  DISPOSITIVE  POWER
                           42,067,017

                  --------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    42,067,017
    (See Item  5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent  of  Class  Represented  by Amount in Row (11)          51%
    (See Item 5 below)

14.  Type  of  Reporting  Person  (See  Instructions)               IN


ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the shares of Common Stock of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 350 Wireless Boulevard, Hauppauge, New York 11788.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  Schedule  13D  is  being  filed  by:

     (i) Dialoc ID Holdings B.V. ("Dialoc"), formerly known as Dutch A&A Holding, B.V., with respect to the 42,067,017 shares of Stock directly owned by it.

     (ii)  Willem  Angel,  a  principal  of Dialoc and a director of the Issuer.

     (iii) Cor S.A. De Nood, a principal of Dialoc and a director of the Issuer.


The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting Person is made only by such Reporting Person.

(b) The address of Dialoc, Mr. Angel and Mr. De Nood is Galvanistraat 24-3840 AH Harderwijk, The Netherlands.

(c) Messrs. Angel and De Nood serve as principals of Dialoc and as directors of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The source of the funds for the purchase of the securities was the working capital of Dialoc with respect to 42,067,017 shares of Issuer's common stock issued in the name of Dialoc.


ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the Common Stock by the Reporting Persons was for investment and to give the Reporting Persons certain management rights for purposes of maximizing the long-term value of the Issuer. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

On January 8, 2001, Dialoc acquired 23,050,452 shares of the Issuer's common stock for $3.0 million, $1.0 million of which was paid in January 2001, and the remaining balance was paid in equal $1.0 million installments on April 30, 2001 and August 31, 2001. Dialoc is a Netherlands company which, through its subsidiaries, is in the business of development, manufacture, sale and distribution of various kinds of RFID, access control and anti-theft electronic article surveillance products and accessories. As a result of the Dialoc investment, the Issuer entered into a distribution agreement with Dialoc which contemplates a two-way distribution relationship between the companies.

As of January 8, 2001, Dialoc owned 37.5 percent of the outstanding common stock of the Issuer. Under the share purchase agreement, at any time prior to January 8, 2002, Dialoc had the right to increase its ownership of the Issuer's common stock to a total of 51% of the shares of common stock then outstanding. If the average market value of the Issuer's common stock, measured over any 10-day trading period during the one year period following January 8, 2001, was at least $15.0 million, the purchase price for the additional shares was to be determined by multiplying the actual number of shares to be purchased by $.001. In November 2001, this market capitalization threshold was met. At that time, our Board of Directors agreed to extend Dialoc's purchase right until January 8, 2003 in exchange for an extension of the distribution agreement for one year. On May 14, 2002, Dialoc exercised its right to purchase 14,500,000 additional common stock shares at a price of $.001 per share, increasing its percentage interest of the Issuer's outstanding common stock to 48.1%. Further, the share purchase agreement provides that at any time prior to January 8, 2003, Dialoc may increase its ownership of the Issuer's common stock to a total of 60% of the shares of common stock then outstanding.

On January 7, 2003, Dialoc exercised its right to purchase 4,516,475 additional common stock shares at a price of $.001 per share. Currently, Dialoc owns 51% of the Issuer's common stock.

As a condition to the investment by Dialoc, the Issuer's stockholders elected three nominees of Dialoc to the Board of Directors at a Special Meeting of Stockholders on December 8, 2000.

Cor S.A. De Nood and Willem Angel share voting and investment control over all securities owned by Dialoc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

Exhibit 1 Securities Purchase Agreement, dated August 8, 2000, between Sentry Technology Corporation and Dutch A&A, incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K, dated August 10, 2000.



                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January  15,2003

DIALOC  ID  HOLDINGS  B.V.


By:  /s/  Willem  Angel
--------------------------------
Willem  Angel,  President  and  Chief
Executive  Officer



WILLEM  ANGEL                              Cor  S.A.  De  Nood


/s/  Willem  Angel                         /s/  Cor  S.A.  De  Nood
-----------------------------------        ------------------------------------